Exhibit 99.5

CONSENT OF LAZARD FRERES & CO. LLC

The Board of Directors

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06105

The Board of Directors:

We hereby consent to the inclusion of our opinion letter, dated July 2, 2015, to the Board of Directors of Aetna Inc. (“Aetna”) as Annex E to, and reference thereto under the headings “Summary—Opinions of Aetna’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” and “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Background of the Mergers, —Aetna’s Reasons for the Mergers; Recommendation of the Aetna Board of Directors that Aetna Shareholders Approve the Stock Issuance, —Opinions of Aetna’s Financial Advisors—Opinion of Lazard Frères & Co. LLC, and —Unaudited Prospective Information” in, the joint proxy statement/prospectus relating to the proposed mergers involving Aetna and Humana Inc. (“Humana”), which joint proxy statement/prospectus forms a part of the Registration Statement on Form S-4 of Aetna (the “Registration Statement”). By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Lazard Frères & Co. LLC
LAZARD FRÈRES & CO. LLC

August 10, 2015